January 25, 2022

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 7 to Offering Statement on Form 1-A

Filed on December 2, 2021

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated December 29, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxabl Inc. (the “Company”), which we have set out below, together with our responses.

Amendment to Form 1-A filed December 2, 2021

Cover Page

1. We note the revised disclosure and statement that Dalmore will perform administrative and technology functions but no underwriting or placement agent services. Please reconcile with the Form of Escrow Agreement exhibit, which identifies Dalmore as the Managing Broker. Revise to clarify the services being performed by Dalmore and include the arrangement or agreement as an exhibit.

The Company has amended the cover page to reflect the additional responsibility of Dalmore as the Managing Broker to verify that the offering of the Company’s Series A-2 Preferred Stock has reached the minimum amount prior to a closing. The limited responsibilities of the Managing Broker are documented in the escrow agreement.

2. We note the revised disclosure regarding the $31 million "Minimum Target" for Series A 2. Please revise to clarify the extent to which the Regulation A offering is on a min/max basis. In this regard, if there is a $31 million minimum it is unclear why the dilution figures on page 15 address sales at $5 million and $20 million. It is also unclear whether the different Series, which appear to contain similar terms, are meant to reflect investments with different risk and/or reward profiles. Why are the Series A-1 being offered at $.01 less than Series A-2? Why are the Series A Preferred offered at $.66 less than the Series A-2? When are the different Series convertible to common, and are such terms the reason for the different prices? Please revise to clarify.

The Company has corrected a typographical error that resulted from the increase in the minimum target from $1,000,000 to $3,000,000 for the Series A-2 Preferred Stock. Throughout, the Company discloses that the offering of the Series A-2 Preferred Stock has a minimum of $3,000,000 prior to receiving funds out of escrow. The Company believes that $5 million is an appropriate place to begin illustrating the effect of dilution upon the investors in the offering. Regardless, the Company has amended the dilution table to add an entry for a $3 million raise.

The various classes of preferred stock include liquidation preferences at different values based on the original sale price. These values were based on management’s estimate of the Company’s valuation at the time of the initial sale of those share classes. As noted in the Offering Circular, the Series A and Series A-1 classes will only be sold to certain persons identified by the Company who had previously expressed interest while the prior Regulation Crowdfunding offerings were open, but were unable to invest at that time. The distinctions between the classes is described in the Offering Circular under “Securities Being Offered” and the circumstances under which the Series A-2, A-1 and A are convertible to common is set out in the same location.

Risk Factors, page 8

3. We note your disclosure on page 11 that you may have violated Section 5 of the Securities Act of 1933. Please provide a more detailed discussion regarding the rescission obligations of the company and whether this potential violation refers to securities previously sold or to securities that are to be sold in this offering. For example, advise us of the approximate numbers of investors and dates of purchase underlying potential claims you may face "up to September 22, 2022."

As noted in the Company’s offering circular, the Company does not believe that it has violated Section 5 of the Securities Act of 1933. However, the Company acknowledges that it conducted an interview with local press in the Las Vegas, Nevada in which the Company’s financing plans were discussed and how they pertain to the effects on the local economy. That interview was published without the inclusion of the “testing the waters legend” prescribed by Rule 255 of Regulation A. If that interview were considered to be an offer of securities, then it would have not been made in compliance with Regulation A, and (since no securities were sold pursuant to such potential offer) only impact securities to be sold in the Company’s offering under Regulation A. It does not relate to any securities that have been sold. The Company has amended its risk factor to clarify this point.

Dilution, page 14

4. We note various inconsistencies in your filing regarding the number of Series A Preferred Stock outstanding. For example, on page 6 and 14, you indicate 186,467,730 such shares are outstanding as of November 23, 2021. However, this amount of shares is less than the Series A Preferred Shares of 355,599,760 on page F-4, which is as of only June 30, 2021.  Please advise or revise.

The Company has corrected the presentation of its outstanding shares in the Dilution section, as well as in its interim, unaudited June 30, 2021 financial statements.

Directors, Executive Officers, and Significant Employees, page 37

5. We note that you have disclosed the existence of one executive officer, three directors, and two significant employees, comprising four separate people. However, we note your amended Form C filed June 16, 2021 includes a “meet our team” section identifying a Chief Operating Officer, Director of Manufacturing, Technology Specialist, and Controller, among others. Please advise why such individuals are not included in the Form 1-A Item 10 disclosure.

Item 10 of the Form 1-A provides that an issuer must identify “significant employees” who are defined as “persons such as production managers, sales managers, or research scientists who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.” The only persons who fit that category with the Company are Galiano Tiramani and Kyle Denman, both of whom are identified as significant employees, with their roles, which may not exactly match the description provided on their personal LinkedIn profiles. It is traditional practice in Regulation Crowdfunding to include LinkedIn information for persons associated with an issuer, even if those persons would not be significant employees or whose role is material to the operations of the issuer. Further, the persons who had identified themselves as Chief Operating Officer, Director of Manufacturing, and Controller are no longer with the Company.

Securities Being Offered , page 39

6. We note that you added a series of securities and now are offering non-voting Series A-2 Preferred, non-voting Series A-1 Preferred, and non-voting Series A Preferred, all for different prices. However, the different Series all appear to have the same rights and terms. Please revise to provide further detail regarding how these non-voting securities are different. In this regard, we note the Form 1-A is intended to cover the conversion of the different Series of Preferred into common stock. Clarify the anticipated circumstances and timing of any such conversions and advise us how they will be applied to the limit in Rule 251(a)(2).

The distinctions between the Series A-2, Series A-1, and Series A Preferred Stock are described under “Securities Being Offered”. As identified on page 40 of the Offering Circular, the liquidation preference of each class is different, but all other rights are the same.

The conversion rights of the preferred stock is also identified on page 40 of the Offering Circular. Per previous discussions with the Staff of the Division of Corporation Finance, as the preferred stock is potentially convertible within one year should the Company undertake a firm commitment underwritten registered offering, then the Form 1-A must also cover the common stock issuable upon the conversion. No additional consideration would be required from the Company’s stockholders to effect that conversion, and so the limit of Rule 251(a)(2) is not implicated.

Revised Statement of Changes in Stockholders' Equity for the six months ended June 30, 2021, page F-4

7. Please revise your interim financial statements to also include a Statement of Changes in Stockholders' Equity for the six months ended June 30, 2020. Refer to Part F/S of Form 1-A.

The Company has amended its Statement of Changes in Stockholders’ Equity to present the balance as of June 30, 2020.

General

8. We note the number of accepted deposits on page 9 is as of August 30, 2021 and the number on page 30 is as of September 15, 2021. Please revise to update consistently as of the most recent practicable date. Additionally, with a view to disclosure advise us of the approximate number of deposits that have been converted to sales and, for the oldest pending orders that have not been converted to sales, advise us of the period of time after which prospective purchasers may demand return of the Order Fee.

The Company notes that its previous disclosure should have reflected an as of date of September 15, 2021 for both instances. The Company has amended its disclosure to provide an updated date for the number of deposits.

As noted in the disclosure, the Company is currently producing Casitas and delivering on the order from ADS, Inc. It has not begun converting deposits into sales. Per the Room Module Order Agreement included as Exhibit 6.5, the Order Fee is non-refundable and prospective purchasers may not demand return of the Order Fee.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.